

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

> **Re: GD Entertainment & Technology, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 16, 2018**
> **File No. 024-10811**

Dear Mr. Idnani:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2018 letter.

Amendment No. 4 to Form 1-A

Business, page 35

1. We note your added disclosure in response to our prior comment 2. Please further revise to limit your discussion to a plain-English description of the federal, New York and New Jersey regulations that will affect your Cryptocurrency ATM line of business. Such discussion should clearly identify the expected costs and timing for compliance.

Anil Idnani
GD Entertainment & Technology, Inc.
May 23, 2018
Page 2

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff
Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other
questions.

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